Exhibit 12

SemGroup Corporation
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(105,509)	$(49,185)	$(11,425)	$5,352	$(30,851)	$(9,156)
Add:
Fixed Charges	79,176	84,617	76,319	55,653	30,275	12,514
Amortizaton of capitalized interest	2,646	2,319	1,986	1,893	1,838	1,762
Cash distributions from equity investees	70,902	104,168	119,542	96,995	75,897	53,730
Subtract:
Capitalized interest	15,430	16,973	1,471	1,201	1,341	809

Pretax income as adjusted	$31,785	$124,946	$184,951	$158,692	$75,818	$58,041

Fixed charges:
Interest expense	$60,055	$62,650	$69,675	$49,044	$25,142	$8,902
Interest capitalized	15,430	16,973	1,471	1,201	1,341	809

	75,485	79,623	71,146	50,245	26,483	9,711
Portion of rents representative of an appropriate interest factor	3,691	4,994	5,173	5,408	3,792	2,803

Total fixed charges	$79,176	$84,617	$76,319	$55,653	$30,275	$12,514

Ratio of earnings to fixed charges(1)	—	1.5	2.4	2.9	2.5	4.6

(1)	Earnings for the nine months ended September 30, 2017, were insufficient to cover fixed charges by $47.391 million.